EXHIBIT 99.1

enCore Energy Provides Q2 2024 Results and Operational Update

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Aug. 14, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), a uranium producer, today reports results from the three and six month periods ended June 30, 2024. enCore continued to enjoy rising revenue due to increasing production and sales of U3O8 ("yellowcake") in the first half of 2024.  The Company commissioned the Alta Mesa In-Situ Recovery ("ISR") Central Processing Plant and Wellfield ("Alta Mesa") late in the quarter (June 13, 2024 NR) as its second uranium producing facility in the United States ("US"), making enCore the only company with two uranium facilities in the US currently producing yellowcake.  The Company met its delivery commitments under contracts with the delivery of 410,000 pounds, partially purchased and partially produced, of U3O8 during the six month period.  enCore continued to move its pipeline of projects ahead with permitting activities in south Texas and preparation for a drilling program in Wyoming.

Six Month Period Performance Highlights (in USD unless otherwise noted):

  The Company recorded revenue of $36 million from the sale of yellowcake under sales contracts with nuclear utility customers;
  Uranium production commencement from two of its three plants in Texas within an eight-month time period making enCore the only company currently producing uranium at more than one facility in the US;
  Contract deliveries of 410,000 pounds of U3O8 at an average sales price of $87.11 per pound fully meeting the Company's contractual commitments;
  The Company entered its seventh uranium supply contract, in Q2 2024, with a US nuclear utility to deliver 200,000 pounds of U3O8 per year in 2028 and 2029 using a pricing structure assuring inflation adjusted realized prices above current spot prices presently in the low $80 per pound range;
  The Company continues uranium supply contract negotiations with US nuclear utilities with flexible inflation adjusted pricing designed to assure the Company of known floor prices and allowing its participation in significant upward pricing.

Summary of Select Financial Highlights for the Quarter and Six Months Ended June 30, 2024 and 2023:
(in thousands of US dollars)

	3 months ended		6 months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Revenue and other income:	5,320	*	35,714	*
Cost of goods sold	8,323	*	36,374	*
Gross Profit	(3,003)	*	(660)	*

Expenses (Detail below)	6,359	7,014	16,111	14,747
Loss from Operations	9,362	7,014	16,771	14,747
Currency translation of
Subsidiaries	1,369	(527)	5,024	(1,197)

Comprehensive Loss
Attributable to enCore
Shareholders:	9,624	6,990	18,499	13,795

Loss per share	(0.05)	(0.06)	(0.08)	(0.11)

* In 2023, the Company recorded a gain of $858,000 on the sale of its uranium investment for the three months ended June 30, and a gain of $1,959,000 for the six months ended June 30. This income was classified as investment income, rather than revenue, as the company had not yet commenced production.

Revenue Discussion

The Company's sales of 410,000 pounds of yellowcake were sourced from both purchased pounds and those produced at its Rosita In-Situ Recovery ("ISR") Central Processing Plant ("Rosita").  These purchased pounds increased the cost of goods sold.  As Alta Mesa came on-line late in Q2 there were no sales of product from Alta Mesa.  Revenues are expected to increase materially during the second half of the year with Alta Mesa's production being the major source of this expected increase.

Expense Discussion

The increase in expenses is primarily due to activity associated with the start-up of Alta Mesa.  Operational start-up inefficiencies at the Rosita Extension Wellfield also adversely affected expenses.  With both facilities in the early phases of start-up, they have incurred accelerated expenses and investments crucial to fully achieving our growth strategy and meeting our operational capacity.

Alta Mesa Q2 Performance

On June 13, 2024 the Company announced initial production from Alta Mesa.  As this production commenced with only seventeen days remaining in the second quarter, no dried uranium was inventoried during the quarter.  Average wellfield solution head grades of 120 mg/L  U3O8 achieved during the last two weeks of the quarter indicated productivity at levels exceeding our expectations.  Drilling has been continuous at Alta Mesa as the Company plans on systematically increasing the number of injection and production wells producing in phases through the end of the year and beyond.

Outlook and Subsequent Events

The Company's outlook is positive with significant and increasing revenue from Alta Mesa production contributing to financial results in the second half of 2024 and beyond as additional production wells are completed. The cost/revenue ratio is projected to decline as the Company increases production from Alta Mesa and to a lesser extent Rosita for the remainder of the year.  This trend is projected to accelerate as the Company expects to reach and exceed one million pounds a year production rate in 2025.

Additional plant feed for Rosita will be developed at the Upper Spring Creek Project where the Company has submitted various permit and amendment applications to the regulatory authorities in anticipation of a first half start-up in 2025.  Detailed confirmation drilling along with monitor and base well installation will commence before the end of Q3 2024.

The nuclear industry outlook remains extremely positive with demand projections outpacing supply for the foreseeable future driven in part by increased electrical demand from Artificial Intelligence ("AI") and the commitment of many sectors of the economy to achieve zero carbon. Regulatory actions and permitting delays, which restrict or withdraw large uranium deposits from development and production, combined with geopolitical tensions, provide a positive backdrop for uranium pricing.  Current contracting conditions remain favorable, with contract pricing now higher at a spot price in the low $80s than it was when the spot price reached its twelve-month high of $115 per pound.

Qualified Person

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

Shareholder Information

The Company's full quarterly and annual filings are available on SEDAR+ at www.sedarplus.ca, on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov and on enCore's website at www.encoreuranium.com.  Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium producer with multiple production facilities in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated production success in South Texas, future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming.  The Company holds other assets including significant New Mexico resources, non-core assets and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

 Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, statements regarding the Company's anticipated increase in revenue from Alta Mesa production, statements regarding the Company's projected cost/revenue ratio, statements regarding future plant feed development for Rosita, future nuclear industry outlook, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the Company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving expected levels of production at Rosita and Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedarplus.ca. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 14-AUG-24